UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Genesco Inc.
(Name of Issuer)
Common Stock, par value $1.00
(Title of Class of Securities)
371532102
(Cusip Number)
July 27, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

CUSIP No.	971532102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Octavian Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		64,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		64,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	64,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.3%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	971532102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Octavian Special Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		1,386,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,386,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,386,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.1%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	971532102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Octavian Global Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,450,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,450,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,450,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.4%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS):

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	971532102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Octavian Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,450,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,450,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,450,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.4%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS):

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	971532102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Octavian Advisors, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,450,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,450,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,450,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.4%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	971532102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Octavian Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,450,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,450,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,450,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.4%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS):

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	971532102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Greg Racz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,450,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,450,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,450,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.4%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	971532102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Richard Hurowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Untied States

	7	SOLE VOTING POWER:

NUMBER OF		1,450,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,450,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,450,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.4%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”), relating to shares of Common Stock, par value $1.00 per share (the “Shares”) of Gensco Inc. (the “Issuer”) is being filed with the Securities and Exchange Commission on behalf of (i) Octavian Master Fund, L.P., a Cayman Islands limited partnership (“Octavian Master”); (ii) Octavian Special Master Fund, L.P. a Cayman Islands limited partnership (“Octavian Special Master”) (iii) Octavian Global Partners, LLC, a Delaware limited liability company and general partner of Octavian Master and Octavian Special Master (“Octavian Partners”); (iv) Octavian Management, LLC, a Delaware limited liability company and managing member of Octavian Partners (“Octavian Management”); (v) Octavian Advisors, LP, a Delaware limited partnership and investment manager of Octavian Master and Octavian Special Master (“Octavian Advisors”); (vi) Octavian Asset Management, LLC, a Delaware limited liability company and general partner of Octavian Advisors (“Octavian Asset Management”); (vii) Mr. Greg Racz, a managing member of Octavian Management and Octavian Asset Management (“Mr. Racz”); and (viii) Mr. Richard Hurowitz, a managing member of Octavian Management and Octavian Asset Management (“Mr. Hurowitz” and together with those persons listed in (i)-(vi) above, the “Reporting Persons”).
Item 1(a)	Name of Issuer.

Genesco Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

Genesco Park 1415 Murfreesboro Road Nashville, Tennessee 37217-2895

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.
(a) This filing is made on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i) Octavian Master Fund, L.P., a Cayman Islands limited partnership (“Octavian Master”);
(ii) Octavian Special Master Fund, L.P., a Cayman Islands limited partnership (“Octavian Special Master”)
(iii) Octavian Global Partners, LLC, a Delaware limited liability company and general partner of Octavian Master (“Octavian Partners”);
(iv) Octavian Management, LLC, a Delaware limited liability company and managing member of Octavian Partners (“Octavian Management”);

(v) Octavian Advisors, LP, a Delaware limited partnership and investment manager of Octavian Master (“Octavian Advisors”);
(vi) Octavian Asset Management, LLC, a Delaware limited liability company and general partner of Octavian Advisors (“Octavian Asset Management”);
(vii) Mr. Greg Racz, a managing member of Octavian Management and Octavian Asset Management (“Mr. Racz”); and
(viii) Mr. Richard Hurowitz, a managing member of Octavian Management and Octavian Asset Management (“Mr. Hurowitz”).
(b) The address of the principal business offices of each of the Reporting Persons is 650 Madison Avenue, 26th Floor, New York, NY 10022.
               (c) Octavian Master and Octavian Special Master serve as master fund investment vehicles for investments by various Delaware limited partnerships and Cayman Islands exempted companies. Octavian Partners serves as general partner to Octavian Master and Octavian Special Master. Octavian Management serves as managing member of Octavian Partners. Octavian Advisors serves as investment manager to Octavian Master and Octavian Special Master. Octavian Asset Management serves as general partner of Octavian Advisors. The principal occupation of Mr. Racz and Mr. Hurowitz, managing members of Octavian Management and Octavian Asset Management, is investment management.
Item 2(d)	Title of Class of Securities.

common stock, par value $1.00 (the “Common Stock”)

Item 2(e)	CUSIP Number.

971532102

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)	Octavian Master and Octavian Special Master are the beneficial owners of 64,000 shares of Common Stock and 1,386,000 shares of Common Stock, respectively. Octavian Partners and Octavian Advisors may be deemed to beneficially own the shares of Common Stock held by Octavian Master and Octavian Special Master as a result of serving as general partner and investment manager to Octavian Master and Octavian Special Master. As the managing member and general partner of Octavian Partners and Octavian Advisors, respectively, Octavian Management and Octavian

Asset Management may be deemed to beneficially own the shares of Common Stock held by Octavian Master and Octavian Special Master. Additionally, as managing members of Octavian Management and Octavian Asset Management Mr. Racz and Mr. Hurowitz may be deemed to beneficially own the shares of Common Stock held by Octavian Master and Octavian Special Master.

(b)	Octavian Master and Octavian Special Master are the beneficial owners of 0.3% and 6.1%, respectively, of the outstanding shares of Common Stock. Collectively, the Reporting Persons beneficially own 1,450,000 shares of Common Stock which represent 6.4% of the shares of Common Stock outstanding. These percentages are determined by dividing the number of shares of Common Stock beneficially held by 22,773,767, the number of shares of Common Stock issued and outstanding as of June 1, 2007 according to the Issuer’s 10-Q filed with the Securities and Exchange Commission on June 14, 2007.

(c)	Octavian Master may direct the vote and disposition of 64,000 shares of Common Stock. Octavian Special Master may direct the vote and disposition of 1,386,000 shares of Common Stock. Octavian Partners and Octavian Advisors have been granted investment discretion over the Common Stock held by Octavian Master and Octavian Special Master.
Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2007

OCTAVIAN MASTER FUND, L.P.

By: Octavian Global Partners, LLC
General Partner

By: Octavian Management, LLC
Managing Member

	By:	/s/ Greg Racz

Name: Greg Racz
Title: President & Chief Operating Officer

OCTAVIAN GLOBAL PARTNERS, LLC

By: Octavian Management, LLC
Managing Member

	By:	/s/ Greg Racz

Name: Greg Racz
Title: President & Chief Operating Officer

OCTAVIAN MANAGEMENT LLC

	By:	/s/ Greg Racz

Name: Greg Racz
Title: President & Chief Operating Officer

OCTAVIAN ADVISORS, LP

By: Octavian Asset Management, LLC,
General Partner

	By:	/s/ Greg Racz

Name: Greg Racz
Title: President & Chief Operating Officer

OCTAVIAN ASSET MANAGEMENT LLC

By:	/s/ Greg Racz

Name: Greg Racz
Title: President & Chief Operating Officer

/s/ Greg Racz

Greg Racz

/s/ Richard Hurowitz

Richard Hurowitz